NEW YORK LONDON SINGAPORE PHILADELPHIA CHICAGO WASHINGTON, DC SAN FRANCISCO SILICON VALLEY SAN DIEGO SHANGHAI TAIWAN BOSTON HOUSTON LOS ANGELES HANOI HO CHI MINH CITY	FIRM and AFFILIATE OFFICES NANETTE C. HEIDE DIRECT DIAL: +1 212 692 1003 PERSONAL FAX: +1 212 202 5334 E-MAIL: ncheide@duanemorris.com www.duanemorris.com	ATLANTA BALTIMORE WILMINGTON MIAMI BOCA RATON PITTSBURGH NEWARK LAS VEGAS CHERRY HILL LAKE TAHOE MYANMAR OMAN A GCC REPRESENTATIVE OFFICE OF DUANE MORRIS ALLIANCES IN MEXICO AND SRI LANKA

March 31, 2017

Kim McManus Senior Counsel Office of Real Estate and Commodities U.S. Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E. Mailstop 3233 Washington, D.C. 20549

Re:                             Four Springs Capital Trust
Draft Registration Statement on Form S-11
Submitted February 15, 2017
CIK No. 0001558536

Dear Ms. McManus:

On behalf of Four Springs Capital Trust (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated March 14, 2017, relating to the above-referenced draft registration statement of the Company confidentially submitted to the Commission on Form S-11 (CIK No. 0001558536) on February 14, 2017 (the “Draft Registration Statement”).  References in the letter to the “Registration Statement” means the actual filing of the Registration Statement on Form S-11 relating to the Draft Registration Statement.

The Company is concurrently confidentially submitting an amended Registration Statement on Form S-11 (“Amendment No. 1”). For the convenience of the Staff, we are supplementally providing blacklined copies of Amendment No. 1, marked to show changes from the Draft Registration Statement.

In this letter, we have recited the comments from the Staff in italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in Amendment No. 1.  Except as

DUANE MORRIS LLP

1540 BROADWAY NEW YORK, NY 10036-4086	PHONE: +1 212 692 1000 FAX: +1 212 692 1020

otherwise specifically indicated, page references in the Company’s responses to the Staff’s comments correspond to the pagination of the Amendment No. 1.

General

1.                                      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:

The Company respectfully advises the Staff that neither the Company nor anyone authorized on behalf of the Company has presented or provided written communications to potential investors in reliance on Section 5(d) of the Securities Act. If and when such written communications and are used, the Company will supplementally provide copies thereof to the Staff.

2.                                      Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus.  Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Response:

Prior to first use in the prospectus to which the Registration Statement relates, the Company will provide the Staff with supplemental copies of any additional graphics, maps, photographs, and related captions or other artwork that the Company intends to use in the prospectus. As submitted confidentially on February 15, 2017, (i) the Company’s prospectus front and back cover pages included the Company’s logo and (ii) pages 2, 11, 14, 101, 111, 112, and 116 included graphics. These are the only graphics the Company has included in the prospectus to date. The Company will provide any additional graphics prior to their first use in the prospectus.

3.                                      Please tell us if you have acquired a group of related properties during 2014, 2015 or 2016 that are significant at the 10% level.  Your response should address, but not necessarily be limited to, the acquisition of the three properties on September 30, 2016 and one of the properties acquired in August 2016, as these four properties appear to have the same tenant.  Please refer to Rule 3-14 of Regulation S-X.

Response:

As background, the Company’s total assets were $56,281,124, $123,192,775 and $150,742,479 at December 31, 2013, 2014, and 2015, respectively, before debt issuance costs were reclassified in accordance with Accounting Standards Update (“ASU”) 2015-03, “Interest—Imputation of Interest (Subtopic 835-30) - Simplifying the Presentation of Debt Issuance Costs.” The adoption of ASU 2015-03 resulted in debt issuance costs being presented as a reduction of the carrying value of the related debt obligations rather than as assets on the balance sheets. Accordingly, subsequent to the adoption of ASU 2015-03, the Company’s total assets were $122,298,861, $149,803,137 and $199,191,725 at December 31, 2014, 2015 and 2016, respectively.

During the year ended December 31, 2014, the Company acquired five properties from a common seller for an aggregate purchase price of $31,621,884 representing 56.19% of total assets at December 31, 2013 (the “2014 Acquisition”). The Company considered the reporting guidance provided by Regulation S-X 3-14 and the Commission’s Financial Reporting Manual (“FRM”) Section 10220.5(a) to (b) stating, “(a) If the significance tests result in a requirement to present three years of financial statements for entities other than the registrant, such as acquired businesses under Rule 3-05, acquired real estate operations under Rule 3-14 or equity method investees under Rule 3-09, an operating company EGC may present two years of financial statements for these other entities in the registration statement for its initial public offering of common equity securities. (b) If an operating company EGC voluntarily presents a third year of its financial statements in its initial public offering of common equity securities, it may limit the financial statements of these other entities to two years instead of three in that registration statement.” Through December 31, 2016, each of these five acquired properties are included in at least two years of audited revenues and expenses of the acquirer, the Company.  As a result, Rule 3-14 is not applicable to the 2014 Acquisition.

During the year ended December 31, 2015, the Company acquired four properties from individual, unrelated third-party sellers. These four acquired properties’ individual purchase prices represent a range from 4.16% to 9.86% of pre-adopted ASU 2015-03 total assets at December 31, 2014, or 4.19% to 9.93% of post-adopted ASU 2015-03 total assets at December 31, 2014. The Company reviewed the FRM Sections 2310 and 2320 and determined that these individually insignificant acquisitions are not required to be aggregated for consideration for presenting financial statements of the acquiree because the aggregation of individually insignificant properties is required for “completed and probable acquisitions of individually insignificant properties that are significant in the aggregate, made or to be made, subsequent to the end of the most recently completed fiscal year for which the registrant’s financial statements have been filed” per Section 2310.1(c). Similarly, Section 2320.2 requires computing significance in the aggregate by combining “individually insignificant properties acquired subsequent to the end of the most recently completed fiscal year for which the registrant’s financial statements have been filed.” The four acquired properties were acquired prior to, and not subsequent to, the end of the most recently completed fiscal year for which our financial statements have been filed, or December 31, 2016.

During the year ended December 31, 2016, the Company acquired four properties from a single seller for an aggregate purchase price of $32,530,945 representing 21.58% of total assets of the Company at December 31, 2015. Each of these properties are leased by the same tenant and are triple net lease assets.  Accordingly, the Company considered Rule 3-14 of Regulation S-X and the guidance prescribed by SEC FRM section 2340, “Properties Subject to Triple Net Lease — Financial Statements of Significant Lessees.”  One of the four properties, acquired on August 17, 2016, has a lease guaranteed by a public reporting entity, Baxter International Inc. (NYSE: BAX) (“BAX”).  The three properties acquired on September 30, 2016 have leases that are guaranteed by Baxalta Incorporated (“Baxalta”). On June 3, 2016, Baxalta was acquired by a public reporting entity, Shire plc (NASDAQ: SHPG) (“SHPG”).  SHPG publicly filed Baxalta’s financial statements for the period prior to the time of acquisition in its Form 8-K with a filing dated June 3, 2016 (the “SHPG Form 8-K filing”).

BAX and Baxalta are separate entities, and therefore, are distinct guarantors and thereby fall below the significance threshold of 20% of the Company’s assets at December 31, 2016.   Accordingly, we believe these four properties and the single tenant should be reviewed under the reporting requirements of Section 2340.  Section 2340 indicates we should provide the financial statements of the guarantor or lessee. Section 2340 additionally permits as an alternative to reporting the guarantor’s or lessee’s financial statements by referring to the lessee’s publicly filed financial information within our filing. We have included in our filing by way of reference, BAX’s publically available financial statements and Baxalta’s financial statements incorporated in the SHPG Form 8-K filing.  We acknowledge the SEC FRM is not explicit in permitting as an alternative, a reference to the publicly-traded guarantor’s financial statement, we believe the reference to the guarantors’ financial statements provides the relevant data concerning the credit party standing behind the tenant and meets the disclosure requirements in Section 2340 given that such alternative is explicitly permitted for the lessee’s financials statements.  We believe this should be sufficient for providing information to investors, particularly since the single tenant’s leases do not exceed 20% of the Company’s total assets at December 31, 2016 (they actually represent less than 17% of the Company’s total assets).

The Company has revised the Draft Registration Statement and financial statements to include such relationships and reference to the guarantors’ publicly available financial statements filed with the Commission under FRM Section 2340.

Statement Regarding Industry and Market Data, page iii

4.                                      Please tell us whether you commissioned any third party research for use in connection with this offering.  If so, please tell us what consideration you gave to filing the third party’s consent as an exhibit to the registration statement as required by Section 7 of the Securities Act and Securities Act Rule 436.

Response:

The Company entered into an agreement with the Rosen Consulting Group (“Rosen”), pursuant to which the Company has agreed to pay a fee to Rosen to use certain statements in the “Prospectus Summary—Our Target Market” and “Our Business—Our Target Market” sections of the prospectus. The statements were prepared by Rosen based on market research previously prepared by Rosen in the course of its business as an independent provider of real estate and regional economic research.  In accordance with Rule 436 under the Securities Act, upon filing of the Registration Statement with the Commission the Company will include as an exhibit to the Registration Statement a consent of Rosen in which Rosen will expressly consent to the references to Rosen in the Registration Statement, including the reference to Rosen in the section of the prospectus entitled “Experts.”

Competitive Strength, page 6

5.                                      We note that you are actively evaluating 41 properties for acquisition as of February 3, 2017.  Please provide to us management’s analysis of the probability of acquiring these properties, including management’s historical rate of closing such acquisitions.  If management determined that these acquisitions are probable, please tell us why you have not reflected such acquisitions in your pro forma financial information and why you have not provided lessee/guarantor financial statements or Rule 3-14 financial statements.  If management determined that these acquisitions are not probable, please revise your disclosure to specifically state this assessment.

Response:

In response to the Staff’s comment, the Company first notes that it has revised its Draft Registration Statement to delete disclosure regarding a potential acquisition that appeared on pages 7 and 109 of the Draft Registration Statement to reflect the Company’s termination of the purchase agreement for such property subsequent to the submission of the Draft Registration Statement.  In addition, the Company has added disclosure regarding a potential acquisition on pages 12, 73, 75, 78, and F-37 of Amendment No. 1 for which it has executed a purchase agreement.    In addition, the purchase agreement contains termination provisions that enable the Company to terminate the agreement for any or no reason prior to the expiration of the due diligence period, and contains numerous, meaningful closing conditions, which have not been, and may never be, satisfied.  Pursuant to the purchase Agreement, the Company deposited $50,000 into escrow; the Company considers such deposit to be immaterial to the Company and the deposit is refundable if the Company terminates the purchase agreement prior to the expiration of the diligence period.  In several cases over the past few years, the Company has terminated purchase agreements during the due diligence period and received the return of its deposits. The Company has not completed its due diligence review and is not economically compelled to complete the potential acquisition, and the Company does not consider the proposed acquisition probable of completion.  Furthermore, the potential acquisition does not rise to the 10% significance level, is newly constructed, does not have any prior leasing history as it is a new development, and is leased to a tenant under a triple net lease. Based on the foregoing reasons, the Company believes that 3-14 financial statements are not required for this potential acquisition.

The Company notes that while it is reviewing numerous properties as a normal part of its operations, the Company is under no obligation to purchase any of these properties and it does not believe that an acquisition is probable.  In this regard, the Company notes that it has removed disclosure relating to an asset that it previously had disclosed as being under a signed purchase and sale agreement.  Subsequent to the Company’s initial filing of the Draft Registration Statement this purchase contract was terminated and illustrates the lack of certainty surrounding the consummation of an asset under a signed purchase agreement let alone assets that are being evaluated and are not the subject of a purchase agreement.  (The Company has also added disclosure regarding an acquisition that is currently under contract, which is also contemplated in the Company’s pro forma financial statements).

With regard to the Staff’s inquiry as to management’s historical rate of closing such acquisitions, as noted in the Draft Registration Statement, in 2016, the Company sourced approximately 500 single tenant net lease properties with an aggregate estimated value of approximately $15 billion that the Company identified as warranting investment consideration after an initial review.  Of these properties, the Company issued non-binding letters of intent with respect to 36 of these properties, sellers countersigned letters of intent on 6 of those properties, the Company entered into purchase agreements on all of those properties subject to countersigned letters of intent, and acquired 5 of those properties, yielding an acquisition rate of 1% on the 500 potential acquisition properties.  As indicated above in this response, the Company recently terminated the purchase agreement with respect to a property for reasons that arose during the due diligence process and was refunded its deposit.  The Company does not consider the acquisition of any property probable until it has completed its due diligence review.

As indicated above, the Company has determined that the acquisition of the 113 properties in the Company’s pipeline that remain subject to due diligence review are not probable acquisitions. The Company has revised its disclosure, on page 118 of the Amendment No. 1 to update the number and aggregate estimated value of the properties that are actively under review as of March 29, 2017, and to further clarify the Company’s assessment concerning the acquisition of such properties as follows:

As of ~~February 3, 2017~~ the date of this prospectus, we ~~were actively evaluating~~ have identified and are in various stages of reviewing ~~41~~ 113 properties, with an aggregate estimated value of approximately $~~625~~ 796 million, which we refer to as our acquisition pipeline.  There can be no assurance that we will pursue the acquisition of any of the properties that we are currently evaluating, or if we pursue the acquisition of any such property, that we will complete the acquisition of any property.  We believe that our knowledge of the net lease market, reputation as a credible and active buyer and extensive network of long-standing relationships will provide us access to a pipeline of attractive investment opportunities, which will enable us to grow and further diversify our portfolio.

The Company will continue to update its disclosure to reflect any additional properties with respect to which it enters into a purchase agreement.

Common Share Restructuring Transaction, page 13

6.                                      Please revise to disclose the certain performance-based financial milestones that need to be achieved in order for the non-participating common shares to be exchangeable for common shares, or tell us where you have disclosed this information.

Response:

The Company notes the Staff’s comment and has revised the disclosure under the caption “Description of Securities — Shares of Beneficial Interest — Non-participating Common Shares” on pages 157 through 161 to explain the performance-based financial milestones that need to be achieved in order for the non-participating common shares to be exchangeable for common shares.

Summary Risk Factors, page 15

7.                                      We note your disclosure on page 29 that you “have recorded net losses attributable to common shareholders in the years ended December 31, 2016, 2015 and 2014.”  Please revise here to provide similar summary risk factor disclosure.

Response:

The Company notes the Staff’s comment and has revised the disclosure on pages 30 to 31 to provide a summary risk factor disclosure regarding the net losses attributable to common shareholders in the years ended December 31, 2016, 2015 and 2014.

Use of Proceeds, page 62

8.                                      To the extent you will use the proceeds for any probable property acquisitions, please revise to describe briefly and state the cost of the property.  Please refer to Item 504 of Regulation S-K.

Response:

The Company advises the Staff that it believes that the current disclosure under “Use of Proceeds” is accurate.  While the Company has entered into a purchase agreement to acquire a property for $3.6 million (as disclosed in the prospectus), the Company expects to consummate this acquisition with cash on hand or borrowings under its credit facility.  Subject to the satisfaction of applicable closing conditions, this acquisition may be completed prior to completion of the offering.  It is still the Company’s intent, as disclosed under “Use of Proceeds,” to use the net proceeds from the offering to repay amounts outstanding under its credit facility and term loan, with the remaining net proceeds used to acquire additional future properties and for general corporate purposes.

9.                                      If true, please disclose that you will use the proceeds to pay the accrued and unpaid dividends for the preferred shares that are due upon the conversion of the preferred shares into common share, and disclose the amount of this payment.  If you will not use the proceeds to pay these dividends, please tell us the source of the payment.  Please refer to Item 504 of Regulation S-K.

Response:

The Company respectfully advises the Staff that the Company does not intend to use the proceeds from the offering to pay the accrued and unpaid dividends for the preferred shares that are due upon the conversion of the preferred shares into common share.  The Company has paid all accrued dividends on its preferred shares through March 28, 2017 and plans to continue to pay all accrued dividends on its preferred shares on a monthly basis.  The Company plans to pay in cash any accrued dividends on its preferred shares that accrue after the end of the most recent dividend period and remain unpaid at the time of conversion of the preferred shares into common shares upon the listing of our common shares on the NYSE in connection with the offering contemplated by the Registration Statement and plans to make such payments from the Company’s operating cash flows. The aggregate dividends that accrue on the Company’s preferred shares each month is approximately $500,000, and so the Company does not expect that the payment of dividends accrued through the time of conversion to exceed that amount.

Dilution, page 66

10.                               Please revise your dilution table to narratively disclose the amount of further dilution that would occur if the non-participating common shares are converted into common shares.

Response:

The Company notes the Staff’s comment and has revised the disclosure on page 71 to narratively disclose the amount of further dilution that would occur if the non-participating common shares are converted into common shares.  For the Staff’s convenience, the revised disclosure is provided below (inserts italicized):

Assuming the exchange of all of our non-participating common shares into common shares, our pro forma net tangible book value as of December 31, 2016 would have been approximately         , or approximately $        per share. This represents an immediate dilution in net tangible book value of approximately $     to existing shareholders and a further dilution of approximately $    per share to new investors.

11.                               Please revise the table on page 67 to provide, for example, by footnote, a comparison of the public contribution by investors in the public offering and the effective cash contribution of existing stockholders, assuming all the outstanding options and warrants have been exercised.

Response:

The Company notes the Staff’s comment and has revised the disclosure on page 72 to provide a comparison of the public contribution by investors in the public offering and the effective cash contribution of existing stockholders, assuming all the outstanding options and warrants have been exercised.  For the Staff’s convenience, the revised disclosure is provided below (inserts italicized):

	Shares Purchased from Us		Total Consideration to Us			Average Price
	Number	Percent	Amount	Percent		per Share
Existing shareholders		%	$		%	$
Investors in this offering (1)
Total		100%	$		%	$

(1)                                 The investors in this offering will contribute $       to us and, assuming that our existing shareholders exercise all the outstanding options and warrants, they will contribute $        to us.

Unaudited Pro Forma Consolidated Financial Statements, page 70

12.                               Please expand your footnotes to the Unaudited Pro Forma Consolidated Balance Sheet and Statement of Operations to explain how each adjustment is calculated or derived.  Please note that each transaction within the 2017 equity transactions and the offering related transactions should be reflected as a separate adjustment with a separate description in your pro forma footnotes.

Response:

The Company notes the Staff’s comment and has revised the disclosure on pages 75 through 78 to explain how each adjustment is calculated or derived and to reflect each transaction within the 2017 equity transaction and the offering related transaction as separate adjustments with separate descriptions.

13.                               Please provide a footnote to show how you compute your pro forma earnings per share data.

Response:

The Company notes the Staff’s comment and has included an additional footnote on page 78 to set forth the method of computation of our pro forma earnings per share data.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 77

Share-Based Compensation, page 80

14.                               Please revise your critical accounting policy for shared-based compensation to disclose the following:

a.                                      the methods that you used to determine the fair value of your shares and the nature of the material assumptions involved;

b.                                      the extent to which the estimates are considered highly complex and subjective; and

c.                                       the estimates will not be necessary to determine the fair value of new awards once the underlying shares begin trading.

Response:

The Company notes the Staff’s comment and has revised its critical accounting disclosure on page 88 to disclose: (i) the methods that the Company used to determine the fair value of its shares and the nature of the material assumptions involved; (ii) the extent to which the estimates are considered highly complex and subjective; and (iii) that estimates will not be necessary to determine the fair value of new awards once the underlying shares begin trading.  For the Staff’s convenience, the revised disclosures are provided below (inserts italicized):

The Company uses the Black-Scholes option pricing model to estimate the fair value of a share-based award. This model requires inputs such as expected term, expected volatility, and risk-free interest rate, which are highly complex and subjective and generally require significant analysis and judgment to develop. Upon completion of this offering, we expect that the grant date value of share-based awards, if any, will be determined based on the market price of our common shares on the NYSE and will no longer require estimates of fair value.

Results of Operations, page 82

15.                               We note your disclosure on page 83 with respect to tenant reimbursements and property expenses.  Please tell us whether the amounts discussed include tenant improvement costs and leasing commissions for both new leases and for renewals.  If so, please revise to so clarify, where applicable.  Such disclosure should be on a per square footage basis.

Response:

The tenant reimbursements and property expenses discussed on page 83 of the Draft Registration Statement do not include reimbursements for tenant improvement costs or leasing commissions, nor related costs, for new leases or renewals.  “Tenant reimbursement and other” revenue reflected in the consolidated statements of operations consists primarily of real estate taxes, insurance, common area maintenance and other operating expenses reimbursed to us as the landlord by the tenants.

Rental Revenues, page 82

16.                               We note your disclosure that rental revenues were driven primarily by the net growth in the size of your real estate portfolio which generated additional rental revenues.  Please tell us what consideration you gave to providing period to period changes in same store performance, including relative impact of occupancy and rent rate changes.

Response:

The Company notes the Staff’s comment and has revised the disclosure on pages 89 and 93 to explain occupancy and contractual rent rate changes.  For the Staff’s convenience, the revised disclosures are provided below (inserts italicized; deletions blacklined):

•                                          Page 89:  Rental revenues increased by 21% to $12.7 million for the year ended December 31, 2016 from $10.5 million for the year ended December 31, 2015, driven primarily by the net growth in the size of our real estate portfolio which generated additional rental revenues. Our real estate portfolio grew from $141.8 million in real estate representing 43 properties as of December 31, 2015 to $189.6 million in real estate representing 48 properties as of December 31, 2016. During 2016, we purchased five properties for approximately $51.9 million. Our real estate investments were made on various dates during 2016 and 2015, ~~throughout the years presented~~ and were not all ~~outstanding~~ owned by us ~~for~~ during the ~~entire period~~ entirety of each year; accordingly, approximately ~~45~~40% of the increase in rental ~~revenues~~ revenue for 2016 as compared to 2015 ~~between years~~ is related to recognizing a full year of rental revenue ~~on~~ from acquisitions that were ~~purchased~~ completed during 2015, and approximately 55% of the increase represents a partial year of revenue ~~on~~ from assets that were acquired during 2016. The ~~full~~ remaining approximately 5% of the increase in rental revenue is related to the average annual contractual base rent increase, which is approximately 1.2% on a portfolio wide basis (excluding CPI-based rent increases).  The full-year revenue impact of 2016 acquisitions will be seen in 2017.  All of our properties were 100% occupied at all times during the years ended December 31, 2016 and 2015.

•                                          Page 93:  Rental revenues increased by 76% to $10.5 million for the year ended December 31, 2015 from $5.9 million for the year ended December 31, 2014, driven primarily by the net growth in the size of our real estate portfolio which generated additional rental revenues. Our real estate portfolio grew from $115.6 million in real estate representing 40 properties as of December 31, 2014 to $141.8 million in real estate representing 43 properties as of December 31, 2015. During 2015, we purchased four properties for approximately $35.4 million and sold one property with a net book value of approximately $5.3 million. Our real estate investments were made ~~throughout the years presented~~ on various dates during 2015 and 2014 and were not all ~~outstanding for the entire period~~ owned by us during the entirety of each year; accordingly, approximately ~~68~~ 66% of the increase in rental revenues ~~between years~~ for 2015 as compared to 2014 is related to recognizing a full year of rental revenue ~~on~~ from acquisitions that were ~~purchased~~ completed during 2014, and approximately 35% of the increase represents a partial year of rental revenue ~~on~~ from assets that were acquired during 2014 and (3%) related to the property sold in early 2015, which was owned by us for the entire year ended December 31, 2014. The full remaining approximately 2% of the increase in rental revenue between the years is related to the average annual contractual base rent increase, which is approximately 1.2% on a portfolio wide basis (excluding CPI-based rent increases). ~~The full revenue impact of 2015 acquisitions will be seen in 2016.~~ All of our properties were 100% occupied at all times during the years ended December 31, 2015 and 2014.

Liquidity and Capital Resources, page 89

17.                               It appears that your dividends and distributions exceed your net cash provided by operating activities.  Please revise your filing to disclose the specific sources of cash used to make dividend and distribution payments and the amount from each source including cash from operations.

Response:

The Company notes the Staff’s comment and has revised the disclosure on page 97 to explain the specific sources of cash used to make dividend and distribution payments and the amount from each source including cash from operations.  For the Staff’s convenience, the revised disclosures are provided below (inserts italicized):

Distributions

In order to qualify as a REIT for federal income tax purposes, we generally are required to distribute to our stockholders, on an annual basis, at least 90% of our REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gains. We expect to make monthly distributions to our stockholders in a manner intended to satisfy this requirement. Prior to making any distributions for U.S. federal tax purposes or otherwise, we must first satisfy our operating and debt service obligations. It is possible that it would be necessary to utilize cash from operating activities, cash on hand and borrowings from our credit facility in order to make the required distributions. For the year ended December 31, 2016, distributions of $6.9 million were funded by $3.2 million from cash from operations and $3.7 million from a combination of cash on hand and borrowings from our credit facility. For the year ended December 31, 2015, distributions of $5.3 million were funded by $2.8 million from cash from operations and $2.5 million from a combination of cash on hand and borrowings under our credit facility. For the year ended December 31, 2014, distributions of $4.1 million were funded by $2.5 million from cash from operations and $1.6 million from a combination of cash on hand and borrowings from our credit facility.

Pro Forma Contractual Obligations, Page 92

18.                               We noted you have provided a Pro Forma Contractual Obligations table on page 92.  Please also include a historical contractual obligations table as of December 31, 2016 as required by Item 303(a)(5) of Regulation S-K.

Response:

The Company notes the Staff’s comment and has revised page 100 to include a historical contractual obligations table as of December 31, 2016 within the Management’s Discussion and Analysis section. For the Staff’s convenience, the revised disclosure is provided below (inserts italicized):

Historical Contractual Obligations

The following table provides information with respect to our contractual obligations as of December 31, 2016.

	Payment Due by Period
(In thousands)	Total	1 year (2017)	(1) 2 - 3 years (2018 - 2019)	4 - 5 years (2020 - 2021)	More than 5 years (after 2021)
Credit facility and term loan obligations:
Principal	$43,488	$7,500	$35,988	$—	$—
Interest (2)	2,678	1,466	1,212	—	—
Non-recourse long-term debt obligations:
Principal	71,831	316	3,448	903	67,164
Interest	22,974	3,105	6,064	5,884	7,921
Total	$140,971	$12,387	$46,712	$6,787	$75,085

(1)                                 On February 8, 2017, we extended the maturity date on our mortgage payable of $2.939 million with Heartland Bank & Trust Company from January 10, 2019 to February 8, 2022. This extension is not reflected in the table presented as of

December 31, 2016.

(2)                                 Interest is calculated based on the prevailing one-month LIBOR at December 31, 2016 of 0.617%.

FFO and AFFO, page 94

19.                               Please revise to clarify whether FFO is based on NAREIT FFO.

Response:

The Company notes the Staff’s comment and has revised the disclosure on page 103 to clarify that our calculation of FFO is based on NAREIT FFO.  For the Staff’s convenience, the revised disclosure is provided below (inserts italicized; deletions blacklined):

We consider funds from operations, or FFO, as defined by the National Association of Real Estate Investment Trusts (“NAREIT”) to be an appropriate supplemental disclosure of operating performance for an equity REIT due to its widespread acceptance and use within the REIT and analyst communities. FFO is commonly used by management, investors and analysts to facilitate meaningful comparisons of operating performance between periods and among our peers primarily because it excludes the effect of real estate depreciation and amortization and net gains on sales, which are based on historical costs and implicitly assume that the value of real estate diminishes predictably over time, rather than fluctuating based on existing market conditions. Consistent with the NAREIT definition, we define FFO attributable to Four Springs Capital Trust as net income (loss) attributable to Four Springs Capital Trust (computed in accordance with GAAP), excluding gains (losses) from sales of depreciated property and impairment of depreciable real estate, plus depreciation and amortization.

We believe that adjusted funds from operations, or AFFO, is an additional useful supplemental measure for investors to consider because it will help them to better assess our operating performance without the distortions created by other non-cash revenues or expenses. AFFO is FFO as adjusted for straight-line rental revenue, amortization of financing costs and debt premiums, non-cash compensation expense, amortization of the net favorable in-place leases and acquisition costs. While we do not label acquisition costs as non-recurring, infrequent or unusual, management believes that it is helpful to adjust for these expenses when they do occur to allow for comparability of results between periods because each acquisition is of varying size and complexity and may involve different types of expenses depending on the type and location of the property being acquired and the party from whom it is acquired. All adjustments made to the net income (loss) ~~income~~ attributable to Four Springs Capital Trust to arrive at both FFO and AFFO are adjusted for the noncontrolling interests included within the captions on the consolidated statements of operations for the applicable period. ~~FFO and AFFO may not be comparable to similarly titled measures employed by other companies~~. The Company’s method of calculating FFO and AFFO may be different from methods used by other REITs and, accordingly, may not be comparable to ~~similarly titled measures employed by other companies~~ such other REITs. FFO and AFFO do not represent cash generated from operations as defined by GAAP and are not indicative of cash available to fund cash needs, including distributions. They should not be considered as alternatives to net income for the purpose of evaluating the company’s performance or to cash flows as a measure of liquidity.

20.                               Please revise your discussion of AFFO to address why you believe the exclusion of acquisition costs provides useful information to investors.  Refer to Item 10(e)(1)(i)(C) of Regulation S-K.  This comment also applies to your discussion of adjusted EBITDA.

Response:

The Company notes the Staff’s comment and has revised the disclosures on page 103 regarding AFFO and page 105 regarding EBITDA to explain why the Company believes the exclusion of acquisition costs provides useful information to investors. The revised disclosure regarding AFFO is the same as the revised disclosure noted in our response to Comment No. 19 above.   For the Staff’s convenience, the revised disclosure regarding EBITDA is provided below (inserts italicized; deletions blacklined):

~~Another useful measure of our operating performance is Adjusted EBITDA. We define Adjusted EBITDA as net (loss) income before allocation to noncontrolling interests plus real estate depreciation and amortization, amortization of identifiable intangibles, interest expense, net, and acquisition costs and share-based compensation less straight-line rent. Other REITs may use different methodologies for calculating Adjusted EBITDA, and accordingly, our Adjusted EBITDA may not be comparable to other REITs~~.

We define EBITDA as net income (loss) attributable to Four Springs Capital Trust computed in accordance with GAAP adjusted for depreciation and amortization expense, interest and amortization expense and net income tax provisions or benefits. We define Adjusted EBITDA as EBITDA further adjusted for straight-line rent, amortization of acquired favorable leases, net, severance payments, acquisition costs and share-based compensations. While we do not label acquisition costs as non-recurring, infrequent or unusual, management believes that it is helpful to adjust for these expenses when they do occur to allow for comparability of results between periods because each acquisition is of varying size and complexity and may involve different types of expenses depending on the type and location of the property being acquired and the party from whom it is acquired.

~~We believe that this measure provides an operating perspective not immediately apparent from GAAP operating income or net income. We use~~ We use EBITDA and Adjusted EBITDA to evaluate our performance because EBITDA and Adjusted EBITDA allows us to evaluate the operating performance of our company by measuring the core operations of property performance and administrative expenses available for debt service.  We also believe that these measures provide useful information and operating perspectives to current and potential investors and creditors to compare our core operating results and our ability to service debt not immediately apparent from GAAP operating income or net income. Other REITs may use different methodologies for calculating EBITDA and Adjusted EBITDA, and accordingly, our EBITDA and Adjusted EBITDA may not be comparable to other REITs.

However, Adjusted EBITDA should only be used as an alternative measure of our financial performance

Cash Net Operating Income, page 95

21.                               You state that Cash NOI assists investors and management to understand the operations of your portfolio.  Please tell us and disclose in further detail the substantive reason(s) why the measure is useful to investors.  Refer to Item 10(e)(1)(i)(C) of Regulation S-K.

Response:

The Company notes the Staff’s comment and has revised the disclosure on page 104 regarding Cash NOI to explain in further detail the substantive reasons why Cash NOI is useful to investors.  For the Staff’s convenience, the revised disclosure is provided below (inserts italicized):

We consider cash net operating income, or Cash NOI, to be an appropriate supplemental performance measure to net income because we believe it assists investors and management understand the operations of our portfolio. Cash NOI is defined as rental revenue, including reimbursements, less property operating expenses, real estate taxes, insurance and straight-line rent. Cash NOI is used by management internally to evaluate and compare the operating performance of the company’s properties. We believe Cash NOI provides useful information to investors regarding the company’s financial condition and results of operations because it reflects only those cash income and expense items that are incurred at the property level, and when compared across periods, can be used to determine trends in earnings of the company’s properties as this measure is not affected by non-cash revenue and expense recognition items, the cost of the company’s funding, the impact of depreciation and amortization expenses that, because of historical cost accounting and useful life estimates, may distort operating performance at the property level, gains or losses from the acquisition and sale of operating real estate assets, and general and administrative expenses and professional fees not incurred directly from property operations. We also believe that Cash NOI is a widely accepted measure of comparative operating performance in the real estate community.  Cash NOI should not be viewed as an alternative measure of our financial performance since it excludes expenses which could materially impact our results of operations. Additionally, our Cash NOI may not be comparable to that of other real estate companies, as they may use different methodologies in calculating Cash NOI.

EBITDA and Adjusted EBITDA, page 96

22.                               You state that Adjusted EBITDA allows you to evaluate the operating performance of your company by measuring the core operations of property performance and administrative expenses available for debt service.  Please revise this statement for clarity.

Response:

The Company notes the Staff’s comment and has revised the disclosure on page 105 to clarify how Adjusted EBITDA allows us to evaluate our operating performance by measuring the core operations of property performance and administrative expenses available for debt service.  The revised disclosure is the same as the revised disclosure noted in our response to Comment No. 20 above.

23.                               We note your presentation of the non-GAAP measure EBITDA.  Please revise to include a statement regarding why the measure is useful to investors.  Refer to Item 10(e)(1)(i)(C) of Regulation S-K.

Response:

The Company notes the Staff’s comment and has revised the disclosure on page 105 regarding EBITDA to explain why we believe the measure is useful to investors.  The revised disclosure is the same as the revised disclosure noted in our response to Comment No. 20 above.

Our Business, page 102

Competitive Strengths, page 108

24.                               With respect to the properties you are actively evaluating, and with a view toward disclosure, please tell us the status of any negotiations to purchase such properties, describe your criteria for determining when you include a property in your pipeline, explain how you have identified such properties, clarify whether you have any relationship with the sellers, including whether or not there is some type of contractual obligation, such as a right of first offer, and discuss the impact of timing and due diligence.  In addition, please supplementally tell us the source of the aggregate value of the properties.

Response:

Of the properties that the Company is actively evaluating, the Company (a) has entered into a purchase agreement with respect to one property for a purchase price of $3.59 million, with respect to which the Company has provided disclosure on pages 12, 73, 75, 78 and F-37; (b) has entered into a non-binding letter of intent with respect to one property for a purchase price of $24.16 million and is negotiating the purchase agreement with respect to such property; and (c) has issued non-binding letters of intent for an aggregate purchase price of $592 million, none of which have been countersigned by the seller.

The Company will typically include a property in its acquisition pipeline if it meets the following acquisition criteria: (a) the property is subject to a double- or triple-net lease; (b) the lease contains contractual rental escalations during the primary term of the lease; (c) the lease has at least ten years of remaining lease term; and (d) the tenant has at least $200 million of revenue. Please note that the Company will consider properties with leases that have less than ten years of remaining lease terms and properties that are leased to tenants with less than $200 million in revenue if the Company determines that the other attributes of the property warrant such consideration.  Please note further that the Company is not always able to determine the revenues of the tenant until it has added the property to its acquisition pipeline and conducted preliminary due diligence on the tenant.

The Company typically identifies the properties in its acquisition pipeline through commercial real estate brokers and other intermediaries and directly with the sellers, including developers of the properties.  We neither have a relationship with the sellers of the properties that are included in our acquisition pipeline, nor have any contractual right or obligation with respect to any of such properties, other than the purchase agreement the Company has entered into that has been disclosed in the Amendment No. 1 as noted above.

The Company typically starts its due diligence process upon the execution of a purchase agreement.  In certain instances, the Company will begin a lease review and conduct other preliminary due diligence after a non-binding letter of intent has been signed by both the Company and the seller of the property, if such information is made available by the seller prior to the execution of the purchase agreement.  Once the Company’s enters into a purchase agreement with the seller of the property, the Company’s due diligence process typically ranges from 30-60 days.

The estimated aggregate value of the properties in the Company’s pipeline is based on the asking price of the properties by the seller, and if the seller does not have an asking price, the Company has estimated the asking price based upon its experience and prior sales of comparable properties.

Please note that the Company has revised its disclosure on pages 117 and 118 to update the number and aggregate estimated value of the properties that are under actively under review as of March 29, 2017 and to further clarify the Company’s assessment concerning the acquisition of the properties.  The revised disclosure is the same as the revised disclosure noted in our response to Comment No. 5 above.

The Company will continue to update its disclosure to reflect any additional properties with respect to which it enters into a purchase agreement.

Certain Relationships and Related Party Transactions

Private Placement Broker-Dealer Compensation, page 138

25.                               We note that certain of your officers are registered representatives of the broker-dealer and may receive a portion of the selling commissions paid by the company.  Please confirm that none of your executive officers received an amount exceeding $120,000 as a result of the referenced private placements, or alternatively, please identify any such officer(s) and provide disclosure required by Item 404 of Regulation S-K.

Response:

The Company notes the Staff’s comment and has revised the disclosure on page 147 to identify an officer who received an amount exceeding $120,000 as a result of the referenced private placements and provide the disclosure required by Item 404 of Regulation S-K.  For the Staff’s convenience, the revised disclosure is provided below (inserts italicized; deletions blacklined):

In connection with private ~~placement~~ offerings of its securities, the company paid two unaffiliated registered broker-dealers selling commissions and dealer manager fees of $1,816,867, $1,755,662 and $1,598,061 $~~1,082,981, $536,514 and $1,354,712~~ during the years ended December 31, 2016, 2015 and 2014, respectively. The registered broker-dealers re-allowed ~~these~~ payments of $1,082,981, $536,514, and $836,737 during the years ended December 31, 2016, 2015 and 2014, respectively, to Mr. Dioguardi, the Registered Principal of ~~to brokers overseen by~~ Four Springs Capital, LLC as ~~their~~ the Office of Supervisory Jurisdiction, and Mr. Dioguardi remitted ~~the~~ these entire ~~amount~~ amounts to Four Springs Capital, LLC which used these amounts to pay its expenses. In 2014, the registered broker-dealers re-allowed payments of $517,975 directly to certain brokers overseen by Four Springs Capital, LLC. Messrs. Dioguardi and Segura did not receive any of the proceeds from Four Springs Capital, LLC from these payments and do not receive any employment compensation from Four Springs Capital, LLC. Mr. Dioguardi owns 60% of the equity interests of Four Springs Capital, LLC and Mr. Segura owns 40% of the equity interests of Four Springs Capital, LLC. Certain of our officers and employees are registered representatives of the broker-dealer and may receive a portion of such selling commissions.

Underwriting, page 188

Other Relationships, page 191

26.                               Please revise to identify each underwriter with a material relationship with you and state the nature of the relationship.  Refer to Item 508 of Regulation S-K.

Response:

Other than the underwriting commitment that is described in the Draft Registration Statement in the section titled “Underwriting,” the Company does not have any material relationship with either RBC Capital Markets, LLC (“RBC”) or SunTrust Robinson Humphrey, Inc. (“SunTrust”) required to be disclosed pursuant to Item 508 of Regulation S-K.  If RBC, SunTrust or any additional underwriter that may be identified in the future has a material relationship with the Company (for example, as a lender), prior to the effectiveness of the Registration Statement, the Company will provide disclosure of such relationship in a pre-effective amendment to the Registration Statement in the manner contemplated by Item 508 of Regulation S-K.

The Company notes the Staff’s comment and has revised the disclosure in the first paragraph under the caption “Underwriting—Other Relationships” on page 203 to be exclusively forward-looking as follows (inserts italicized; deletions blacklined):

Some of the underwriters and their affiliates ~~have engaged in, and~~ may in the future engage in~~,~~ investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They ~~have received, or~~ may in the future receive~~,~~ customary fees and commissions for ~~these~~ any such transactions.

Item 33.  Recent Sales of Unregistered Securities, page II-1

27.                               We note your disclosure on page F-7 that “Series A preferred shares offering ended in February 2014.”  Please reconcile that disclosure with the disclosure in this section where you indicate that the offering lasted through April 2014.  Similarly, please reconcile the disclosure with respect to Series B and Series C with the disclosure on pages 11 and F-7.

Response:

The Company notes the Staff’s comment and has revised the disclosure on pages 12, F-7 and II-2 to reconcile the discrepancy in the length of the offering periods for Series A, Series B and Series C.

Report of Independent Registered Public Accounting Firm, Page F-2

28.                               Please have your auditors revise their report to indicate the city and state where the report was issued in the next amendment to Form S-11.  Refer to Article 2-02(a)(3) of Regulation S-X.

Response:

The Company notes the Staff’s comment and the disclosure on page F-2 has been revised to indicate the city and state where the report was issued.

Consolidated Balance Sheets, page F-3

29.                               We note your disclosure of certain information regarding your VIEs on page F-23.  Please revise to include this information on the face of the consolidated balance sheets in accordance with paragraph 25 of ASC 810-10-45.

Response:

In January 2016, the Company adopted Accounting Standards Update 2015-02, “Amendments to the Consolidation Analysis”, which did not result in any changes to the Company’s treatment and consolidation of Four Springs Capital Trust Operating Partnership, L.P. (the “Operating Partnership”). In connection with ASU 2015-02, the Company identified the Operating Partnership as a variable interest entity that continued to be consolidated by the Company as the Operating Partnership’s primary beneficiary because the Company has controlling financial interest in this variable interest entity. The Company has revised its financial statements to further elaborate such evaluation and conclusion in connection with ASU 2015-02.

As disclosed in its financial statements, the Company owns substantially all of its real estate properties through the Operating Partnership and our consolidated Delaware Statutory Trusts (collectively, the “Combined VIE”). As of December 31, 2016 and 2015, the Combined VIE’s total assets account for $198,425,946 and $148,768,751 or 99.62% and 99.31%, respectively, of the Company’s consolidated total assets of $199,191,725 and $149,803,131, respectively. Similarly, the Combined VIE’s total liabilities made up $119,288,656 and $81,095,990 or 100.00% and 99.70% of the Company’s consolidated total liabilities of $119,290,578 and $81,338,829 at December 31, 2016 and 2015, respectively.  The Company believes the disclosure of these balances on the face of the consolidated balance sheets will not be meaningful and is consistent with the presentation of other UPREITs whose businesses are conducted through Operating Partnerships.

30.                               Based on your disclosure on page F-31, it appears that your preferred shares may be redeemed upon death of a shareholder.  Please tell us how you determined it was not necessary to classify these preferred shares outside of permanent equity.  Please refer to ASC 480-10-S99-3A.

Response:

In accordance with ASC 480-10-S99-3A, redeemable equity instruments that are redeemable for cash or other assets are to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the issuer and to highlight such future cash obligations attached to this type of security so as to distinguish it from permanent capital.

Preferred share redemption requests under the Company’s Share Repurchase Program (“SRP”) are not redeemable at fixed or determinable dates and redemptions are within the control of the Company. As noted in the consolidated financial statements with respect to SRP, “upon death, disability or other involuntary exigent circumstances of a shareholder, the shareholder may request that the company repurchase his or her shares. Shares that qualify for repurchase are subject to timing and percentage limitations, minimum repurchase, priority of requests and SRP share price calculations based upon the length of time the shareholder has continually held the applicable shares.”

It should be additionally noted that the Company’s board of trustees may amend the terms of its SRP without shareholder approval. Accordingly, the Company does not believe its preferred shares should be classified outside of permanent equity.

The Company has revised the related disclosures on pages F-33 to include additional information as follows:

Our board of trustees may also amend, suspend or terminate the program upon 30 days’ notice or reject any request for repurchase if it determines that the funds allocated to the SRP are needed for other purposes, such as the acquisition, maintenance or repair of properties, or for use in making a declared distribution. Additionally, our board of trustees reserves the right, in its sole discretion, at any time and from time to time, to reject any request for repurchase, change the purchase price for repurchases, or otherwise amend, suspend or terminate the terms of our share repurchase program.

Notes to Consolidated Financial Statements

31.                               Please tell us and disclose the factors you used to identify the reportable segment(s), including the basis of organization (for example, whether you have chosen to organize around differences in products and services, geographic areas, regulatory environments, or a combination of factors and whether operating segments have been aggregated.)  Refer to ASC 280-10-50-21a.

Response:

The Company notes the Staff’s comment and has revised the notes to its consolidated financial statements’ Summary of Significant Accounting Policies to clarify that we aggregate real estate assets for reporting purposed and operate in one reportable segment.  For the Staff’s convenience, the revised disclosure is provided below (inserts italicized):

Segment Reporting

Substantially all of the company’s revenue is derived from owning and operating real estate assets leased to commercial, net lease tenants on a long-term basis. Therefore, the company aggregates real estate assets for reporting purposes and operates in one reportable segment.

32.                               Please tell us how you complied with paragraph 12 of ASC 740-10-50, or tell us how you determined it was not necessary to include this reconciliation.

Response:

The Company notes the Staff’s comment and has revised the notes to its consolidated financial statements to reconcile the reported amount of income tax expense attributable to continuing operations for the years ended December 31, 2014, 2015 and 2016 to the amount of income tax expense that would result from applying domestic federal statutory tax rates to pretax income from continuing operations.

33.                               Please tell us how you complied with Rule 3-15(c) of Regulation S-X, or tell us how you determined it was not necessary to disclose the tax status of distributions per unit.

Response:

The Company notes the Staff’s comment and has revised the notes to its consolidated financial statements’ Summary of Significant Accounting Policies —  Income Taxes, pages F-12 and F-13, to disclose the tax status of its distributions per unit.  For the Staff’s convenience, the revised disclosure is provided below (inserts italicized):

For the years ended December 31, 2016, 2015 and 2014, 24%, 0% and 3%, respectively, of the distributions were treated as capital gain distributions and 59%, 100%, and 97% respectively, of the distributions were treated as return of capital with the balance treated as ordinary income.

2.  Summary of Significant Accounting Policies

Recently Issued Accounting Pronouncements, page F-15

34.                               Please revise your discussion of ASU 2016-02 on page F-17 for consistency with your disclosures on page 100.

Response:

The Company notes the Staff’s comment and has revised our discussion of ASU 2016-02 on page 109 to make it consistent with our disclosures on page F-17.  For the Staff’s convenience, the revised disclosure is provided below (inserts italicized; deletions blacklined):

In February 2016, the FASB issued ASU 2016-02, Leases. The amendments in ASU 2016-02 modify the lessor’s classification criteria and the accounting for leasing costs, certain forms of lessee expense reimbursements, and sales-type and direct financing leases. The new standard requires lessors to account for leases using an approach that is substantially equivalent to existing guidance as applicable to sales-type leases, direct financing leases and operating leases. The guidance also requires lessees to report most leases on the balance sheet. ASU 2016-02 is effective for interim and annual reporting periods beginning after December 15, 2018 for publicly reporting entities with early adoption permitted. As lessors, our existing lease agreements do not transfer ownership or control of the underlying assets to the lessees and do not contain options exercisable by the lessees to purchase the underlying assets, except for rights of first refusal and/or offers contained within certain lease agreements. Since inception, the company has not incurred initial direct costs of lease origination on ~~our~~ its existing leases nor has the company recognized revenues based directly on tenant sales.  ~~Management does not believe the guidance will have a significant impact on the company’s consolidated financial statements.~~  We are currently evaluating the impact of the adoption of ASU 2016-02 on our consolidated financial statements, including the timing of adopting this standard.

3.  Real Estate, page F-19

35.                               Please revise to include the applicable disclosures outlined in paragraph 2h of ASC 805-10-50, or advise.

Response:

The Company notes the Staff’s comment and has revised the disclosures on page F-21 to include the applicable disclosures outlined in paragraph 2h of ASC 805-10-50.  For the Staff’s convenience, the revised disclosure is provided below (inserts italicized):

Unaudited Pro Forma Information

The following unaudited pro forma total revenue and pro forma net loss for the years ended December 31, 2016 and 2015 assumes all of our 2016 acquisitions had taken place on January 1, 2015:

	Supplemental pro forma for the year ended December 31,
	2016 (1)	2015 (1)
Total revenue	$17,437,593	$16,254,272
Net loss	(496,981)	(312,632)

(1)                                 This unaudited pro forma supplemental information does not purport to be indicative of what our operating results would have been had the acquisitions occurred on January 1, 2015 and may not be indicative of future operating results. Various acquisitions were of newly leased or constructed assets and may not have been in service for the full periods shown. Pro forma net loss reflects adjustments to exclude 2016 acquisition costs of $538,596 incurred in connection with the 2016 acquisitions.

14.  Stock-Based Compensation and Employee Benefits, page F-32

36.                               Please revise to provide the applicable disclosures related to your share-based compensation arrangements as required by ASC 718-10-50-2.

Response:

The Company notes the Staff’s comment and has revised the disclosure on pages F-34 through F-36 to include the applicable disclosures related to its share-based compensation arrangements as required by ASC 718-10-50-2.  In connection with the preparation of the financial statements necessary for inclusion in the Draft Registration Statement, in 2016, the Company reassessed the estimated fair value of its common shares for financial reporting purposes using a retrospective valuation prepared using the Black-Scholes option-pricing model in accordance with methodologies outlined in the “AICPA Practice Aid Valuation of Privately-Held-Company Equity Securities Issued as Compensation”. The Company reassessed the estimated fair value of our share-based awards issued in 2014 and 2015 and determined the weighted-average estimated fair values to be $0.52 and $0.46, respectively and the reassessed fair value of such awards to be $31,055 and $43,991, respectively. The reassessed values were not recognized in the financial statements and management believes the impact of the reassessed values are not material to the financial statements.

For the Staff’s convenience, the revised disclosure is provided below (inserts italicized):

On March 19, 2014, the board of trustees of the company adopted a resolution to authorize and approve the 2014 Equity Plan designed to promote the success and enhance the value of the company by linking the personal interests of the employees, officers, trustees and consultants of the company and its subsidiaries to those of the company shareholders and by providing such persons with an incentive for outstanding performance. The 2014 Equity Plan is further intended to provide flexibility to the company in its ability to motivate, attract and retain the services of employees, officers, trustees and consultants upon whose judgment, interest and special effort the successful conduct of the company’s operation is largely dependent. Accordingly, the 2014 Equity Plan permits the grant of share options, share appreciation rights, restricted shares, restricted share units, long-term incentive unit awards, performance awards and other awards from time to time to selected employees, officers, trustees and consultants of the company and its subsidiaries. The trustees have reserved 500,000 shares of previously authorized but unissued common shares to be available to the 2014 Equity Plan.

The Company uses the Black-Scholes option-pricing model to estimate the fair value of a share-based award. This model requires inputs such as expected term,

expected volatility, and risk-free interest rate, which are highly complex and subjective and generally require significant analysis and judgment to develop.

The following weighted-average assumptions were used for grants issued during the year ended December 31, 2016: dividend yield - 4.49%, expected life of option - 7.6 years, risk-free interest rate - 1.47%, and expected share price volatility - 24.28%. The weighted-average grant-date fair values of share-based awards issued during the year ended December 31, 2016 was determined to be $1.44 per share. The total fair value of share-based awards vested during the year ended December 31, 2016 is $55,684.

Our analysis of share-based compensation prior to January 1, 2016 was based on a methodology that first estimated the fair value of our business as a whole, or enterprise value, and then allocated a portion of the enterprise value to our common shares. Due to the absence of an active market for our common shares, the fair value of our common shares for purposes of determining the value of our restricted common share issuance was estimated, in good faith, based on this liquidation method for valuing shared-based awards granted in 2014 and 2015 were $0.01 per share due to:

•                                          our stage of business development;

•                                          the market value of privately held real estate funds similar to ours;

•                                          the lack of liquidity of our common shares as a private company;

•                                          the likelihood of achieving a liquidity event for the shares of our common shares, such as an initial public offering, given our corporate and capital structure, portfolio composition and prevailing market conditions;

•                                          the velocity and volume of private equity raises; and

•                                          the material risks related to our business.

During the years ended December 31, 2016, 2015, and 2014, the company issued 109,000, 82,500, and 50,000 common shares, respectively, to officers and employees as part of their performance bonus and in connection with an employment agreement pursuant to the 2014 Equity Plan. Such shares are subject to time-based and performance-based vesting provisions. During the years ended December 31, 2016, 2015, and 2014, 60,828, 8,333, and 10,000 common shares under the 2014 Equity Plan vested. During the year ended December 31, 2016, 15,000 common shares issued under the 2014 Equity Plan were forfeited. As of December 31, 2016, 2015, and 2014, 147,339, 114,167, and 40,000 common shares, respectively, issued under the 2014 Equity Plan are unvested.

As of December 31, 2016, there was $124,577 of total unrecognized compensation cost related to unvested share-based compensation granted under the 2014 Equity Plan. As of December 31, 2016, the weighted average period over which the unrecognized compensation expense will be recorded is approximately two years.

The company granted non-qualified stock options to certain members of our board of trustees to purchase common shares. Each option is subject to time-based vesting and expires through March 31, 2026. During the years ended December 31, 2016 and 2015, 8,332 and 3,332 common share options have vested in each period and are exercisable with a weighted-average exercise price of $0.001 per share. No common share options vested during the year ended December 31, 2014. As of December 31, 2016, 2015 and 2014, there were 40,000, 25,000 and 10,000 common share options outstanding. The 40,000 common share options outstanding as of December 31, 2016 that have vested or are expected to vest have a weighted-average remaining contractual term of nine years and a weighted-average exercise price of $0.001 per share. As of December 31, 2016, 2015 and 2014, 28,336, 21,668 and 25,000 common share options, respectively, are unvested. No common share options have been forfeited during the years ended December 31, 2016, 2015 and 2014.

37.                               With respect to your common share grants in 2016, please tell us what significant factors contribute to the expected difference between the value of the common share grants and the anticipated mid-point of the IPO price.

Response:

The Company considers the following to be significant factors that contribute to the difference between the values of the common share grants and the anticipated mid-point of the IPO price:

•                  The common stock restructuring transaction, planned to occur only in connection with an IPO, will reduce the number of outstanding shares.

•                  Light REIT IPO activity in 2016 and political uncertainty during 2016 increased the uncertainty of an IPO.

•                  The Series C preferred share offering was commenced relatively recently (in December 2015).

•                  Increased probability of an IPO in the aftermath of the presidential election.

•                  The Company’s equity value was lower at the grant dates due to higher fixed costs (e.g. general and administrative expenses) as a percentage of total revenues compared to equity value contemplative of an IPO-raise.

•                  The Company’s charter provides for liquidation preferences that predominantly favor its preferred shareholders.

•                  At the time of granting the share awards, management viewed the prospects of a public offering within the next 12 months as unlikely.

17.  Subsequent Events, page F-34

38.                               We note your disclosure that you entered into a purchase agreement to acquire a single-tenant occupied, net lease real estate property for $25.7 million.  In light of its significance, please provide audited financial statements of this probable property acquisition in the next amendment to Form S-11.  Refer to Rule 3-14 of Regulation S-X.

Response:

The subject property would have been a newly constructed real estate property. The Company terminated this deal after issuing the financial statements and following our due diligence procedures and have no further duties to perform under this terminated contract. The Company was refunded its $250,000 deposit and has not incurred any liabilities in connection with this contract nor its termination. The Company has revised the disclosure on pages F-37 to F-38 to remove this purchase agreement.

In addition, following our confidential submission of the Draft Registration Statement on February 15, 2017, the Company entered into a purchase agreement on February 22, 2017 to acquire a newly constructed, single-tenant, net lease real estate property for $3,590,000. Such purchase price is calculated as 1.80% of our consolidated total assets at December 31, 2016 of $199,191,725. According to FRM 2320 and 2340, the Company does not believe it is required to provide audited financial statements of this probable acquisition because this property is both newly constructed and leased to a tenant under a triple net lease and therefore should be excluded from the “individually insignificant acquisitions” calculation even if the property were determined to be individually significant. The Company has revised the footnote disclosure on page F-37 to include this purchase agreement to read as follows (additions italicized):

We entered into a purchase agreement to acquire a newly constructed, net lease real estate property for $3.59 million subject to usual and customary inspection and review prior to consummation. The company deposited $50,000 pursuant to the purchase agreement.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (212) 692-1003 with any questions or comments regarding this filing or if you wish to discuss the above.

Very truly yours,

/s/ Nanette C. Heide
Nanette C. Heide

cc:	William P. Dioguardi, CEO, Four Springs Capital Trust
Richard A. Silfen, Partner, Duane Morris LLP
J. Gerard Cummins, Partner, Sidley Austin LLP
Bartholomew A. Sheehan, III, Partner, Sidley Austin LLP